ATRIUM
INNOVATIONS

RECEIVED

2008 APR 29 A 2:56

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

April 16, 2008

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

08002182

SUPPL

**Re: Rule 12g3-2(b) Submission for Atrium Innovations Inc.**
**SEC File number: 082-35044**

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following documents that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

- **Annual Report**
- **Management Proxy Circular**
- **Notice of Meeting**
- **Form of Proxy**
- **Annual Information Form**
- **Certification of Annual Filings by the CEO**
- **Certification of Annual Filings by the CFO**
- **Material Change Report**

PROCESSED
MAY 01 2008
THOMSON REUTERS

Yours truly,

Manon Deslauriers
Corporate Secretary

Encl. (8)

dw 4/29

HEALTH AND NUTRITION
Division

ACTIVE INGREDIENTS
AND SPECIALTY CHEMICALS
Division

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-innov.com
www.atrium-innov.com

**Form 52-109F1 – Certification of Annual Filings**

I, Pierre Fitzgibbon, President and Chief Executive Officer of Atrium Innovations Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Atrium Innovations Inc. (the issuer) for the financial year ended December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during its last interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 11, 2008

Pierre Fitzgibbon
President and Chief Executive Officer

**Form 52-109F1 – Certification of Annual Filings**

I, Martin Lemay, Vice President Finance and performing functions similar to that of the Chief Financial Officer of Atrium Innovations Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Atrium Innovations Inc. (the issuer) for the financial year ended December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during its last interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 11, 2008

Martin Lemay
Vice President Finance and
Acting Chief Financial Officer

**FORM 51-102 F3**

**MATERIAL CHANGE REPORT**

**ATRIUM INNOVATIONS INC.**

## 1. Name and Address of Company

Atrium Innovations Inc. ("**Atrium**")
1405 boulevard du Parc-Technologique
Québec, Québec GIP 4P5

## 2. Date of Material Change

April 4, 2008

## 3. Press Release

On April 4, 2008, Atrium issued a press release indicating the material change, which was disseminated through CNW Group news wire service. A copy of the press release is attached hereto as **Schedule A**.

## 4. Summary of Material Change

Atrium announced on April 4, 2008 that, as a result of the strategic re-evaluation process announced on December 18, 2007, it has entered into a definitive agreement to sell its Active Ingredients and Specialty Chemicals division to AXA Private Equity for US$155 million in cash, subject to working capital adjustments. Total proceeds from the sale, including excess cash in the business, are expected to be US$165 million, subject to working capital adjustments. The completion of the transaction is subject to certain customary conditions, including receipt of a limited number of regulatory approvals, but is not subject to any financing condition.

## 5. Full Description of Material Change

Atrium announced on April 4, 2008 that, as a result of the strategic re-evaluation process announced on December 18, 2007, it has entered into a definitive agreement to sell its Active Ingredients and Specialty Chemicals division to AXA Private Equity for US$155 million in cash, subject to working capital adjustments. Total proceeds from the sale, including excess cash in the business, are expected to be US$165 million, subject to working capital adjustments. The completion of the transaction is subject to certain customary conditions, including receipt of a limited number of regulatory approvals, but is not subject to any financing condition. The parties expect the transaction to be completed by mid May 2008. Following the transaction, the main office of the Active Ingredients and Specialty Chemicals division will remain in Quebec City under the

leadership of Charles Boulanger, President of the Active Ingredients and Specialty Chemicals division, and its existing management team.

## 6. Reliance on Confidentiality Section of the Act

Not applicable.

## 7. Omitted Information

Not applicable.

## 8. Executive Officer

Further information regarding the matters described in this report may be obtained from Mario Paradis, Atrium's Vice President and Chief Financial Officer. Mr. Paradis is knowledgeable about the details of the material change and may be contacted at tel. (418) 652-1116.

## 9. Date of the Material Change Report

April 14, 2008.

## SCHEDULE A

## PRESS RELEASE

See attached.

ATRIUM
INNOVATIONS



**PRESS RELEASE**
FOR IMMEDIATE RELEASE

# ATRIUM ANNOUNCES THE SALE OF ITS ACTIVE INGREDIENTS AND SPECIALTY CHEMICALS DIVISION TO BECOME A HEALTH AND NUTRITION PURE-PLAY

**Quebec City, Canada, April 4, 2008 –** Atrium Innovations Inc. "Atrium" (TSX: ATB) today announced that, as a result of the strategic re-evaluation process announced on December 18, 2007, it has entered into a definitive agreement to sell its Active Ingredients and Specialty Chemicals division to AXA Private Equity for US$155 million in cash, subject to working capital adjustments. Total proceeds from the sale, including excess cash in the business, are expected to be US$165 million, subject to working capital adjustments. The completion of the transaction is subject to certain customary conditions, including receipt of a limited number of regulatory approvals, but is not subject to any financing condition. The parties expect the transaction to be completed by mid May. Following the transaction, the main office of the Active Ingredients and Specialty Chemicals division will remain in Quebec City under the leadership of Charles Boulanger, President of the Active Ingredients and Specialty Chemicals division, and its existing management team.

The Company believes that the transaction will bring significant benefits:

- Atrium will become a health and nutrition pure-play, benefiting from the healthy living and ageing population trends;
- Focus Atrium's management and financial resources to achieve its strategic objectives, including its goal of becoming a world leader in its health and nutrition industry; and
- Provide financial flexibility to continue to play a consolidator role in the higher growth and highly fragmented sector with future accretive acquisitions.

"We are pleased to have entered into this agreement with AXA Private Equity, allowing us to execute efficiently on our announced strategic process to divest the division. This transaction will allow us to optimize the creation of shareholder value by focusing exclusively on the Health and Nutrition industry, where we intend to continue to play the role of a strategic consolidator in a conducive industry environment," said Mr. Pierre Fitzgibbon, President and Chief Executive Officer of Atrium.

"This transaction is a good outcome for both our shareholders and the division's employees as it provides compelling value and certainty while maintaining the main office in Quebec City under the leadership of its existing management team," said Mr. Pierre Laurin, Chairman of Atrium.

"We are delighted to have the opportunity to support the strategic development of Atrium's Active Ingredients and Specialty Chemicals business. We appreciate its positioning as a provider of value-added products and services, the diversity of its clients and suppliers portfolio and the outstanding management team led by Charles Boulanger. We plan to double the size of the company through the next five years, mainly in Europe and in North America, thanks to a dynamic organic growth and a focused acquisition strategy," said Eric Neuplanche, Managing Director at AXA Private Equity.

Lazard acted as financial advisor to Atrium in the transaction.

**About Atrium**

Atrium Innovations Inc. is a recognized leading developer, manufacturer and marketer of science-based products for the health and nutrition industries. The Company focuses primarily on growing segments of the health and nutrition markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of finished products through its highly specialized sales and marketing network in more than 35 countries, primarily in North America, Europe and Asia. Atrium has over 575 employees and operates five manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-innov.com.

**About AXA Private Equity**

AXA Private Equity – an AXA Investment Managers company – is one of the world's leading private equity firms. AXA Private Equity offers investors a broad selection of high performance funds for every market segment: Buyout, Expansion Capital, Venture Capital, Co-investments, Infrastructure, Mezzanine, Primary, Early Secondary and Secondary Funds of Funds. The firm manages and/or advises on more than $22 billion of funds on behalf of leading international investors. Backed by its offices in Paris, Frankfurt, London, Milan, New York and Singapore, AXA Private Equity stands out from the competition through the expertise of its teams and its broad international presence. The firm maintains a constant focus on transparency, performance and sustainable profitability.

***Cautionary Note and Forward-Looking Statements***

*This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.*

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**Investor Relations:**
Pierre Fitzgibbon
President and Chief Executive officer
Tel.: (418) 652-1116
pfitzgibbon@atrium-innov.com

**Media Relations:**
Frédéric Tremblay
HKDP
Tel.: (514) 395-0375, ext. 234
ftremblay@hkdp.qc.ca

**AXA Private Equity:**
Catherine Gros
catherine.gros@image7.fr
Flore Larger
flarger@image7.fr
Tel.: +33 1 53 70 74 70

END